UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

PLATFORM SPECIALTY PRODUCTS CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

72766Q105

(CUSIP Number)

January 23, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	72766Q105	13G	Page 2 of 9

1	NAMES OF REPORTING PERSONS Pershing Square Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER NONE
	6	SHARED VOTING POWER 33,333,332
	7	SOLE DISPOSITIVE POWER NONE
	8	SHARED DISPOSITIVE POWER 33,333,332
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,333,332
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 30.9% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)	Calculated based on 103,576,300 shares of the common stock, $.01 par value, of Platform Specialty Products Corporation (the “Issuer”), outstanding as of January 23, 2014, as reported in the Issuer’s Form S-4 filed on January 23, 2014 and 4,166,667 Common Shares issuable upon exercise of the warrants.

CUSIP NO.	72766Q105	13G	Page 3 of 9

1	NAMES OF REPORTING PERSONS PS Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER NONE
	6	SHARED VOTING POWER 33,333,332
	7	SOLE DISPOSITIVE POWER NONE
	8	SHARED DISPOSITIVE POWER 33,333,332
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,333,332
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 30.9% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(2)	Calculated based on 103,576,300 shares of the common stock, $.01 par value, of the Issuer outstanding as of January 23, 2014, as reported in the Issuer’s Form S-4 filed on January 23, 2014 and 4,166,667 Common Shares issuable upon exercise of the warrants.

CUSIP NO.	72766Q105	13G	Page 4 of 9

1	NAMES OF REPORTING PERSONS William A. Ackman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER NONE
	6	SHARED VOTING POWER 33,333,332
	7	SOLE DISPOSITIVE POWER NONE
	8	SHARED DISPOSITIVE POWER 33,333,332
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,333,332
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 30.9% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(3)	Calculated based on 103,576,300 shares of the common stock, $.01 par value, of the Issuer outstanding as of January 23, 2014, as reported in the Issuer’s Form S-4 filed on January 23, 2014 and 4,166,667 Common Shares issuable upon exercise of the warrants.

CUSIP NO.	72766Q105	13G	Page 5 of 9

Item 1(a) Name of issuer:

The name of the issuer is Platform Specialty Products Corporation.

1(b) Address of issuer’s principal executive offices:

5200 Blue Lagoon Drive, Suite 855

Miami, FL 33126

Item 2(a) Name of person filing:

This statement is filed by:

(i)	Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”), which advises the accounts of Pershing Square, L.P., a Delaware limited partnership (“PS”), Pershing Square II, L.P., a Delaware limited partnership (“PSII”), Pershing Square Holdings, Ltd., a limited liability company incorporated in Guernsey (“PSH”) and Pershing Square International, Ltd., a Cayman Islands exempted company (together with its wholly owned subsidiary PSRH, Inc., “PS International” and collectively with PS, PSII, and PSH, the “Pershing Square Funds”);

(ii)	PS Management GP, LLC, a Delaware limited liability company (“PS Management”), which serves as the general partner of Pershing Square;

(iii)	William A. Ackman, a citizen of the United States of America, who is the Chief Executive Officer of Pershing Square and the managing member of PS Management.

The foregoing persons hereinafter sometimes collectively are referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The Reporting Persons’ agreement in writing to file this statement on behalf of each of them is attached as Exhibit A hereto.

2(b) Address or principal business office or, if none, residence:

The address of the principal business office of each of the Reporting Persons is 888 Seventh Avenue, 42 nd Floor, New York, New York 10019.

2(c) Citizenship:

Pershing Square is a limited partnership organized under the laws of the State of Delaware. PS Management is a limited liability company organized under the laws of the State of Delaware. Mr. Ackman is a United States citizen.

2(d) Title of class of securities:

Common Stock, par value $0.01 per share (the “Common Shares”).

CUSIP NO.	72766Q105	13G	Page 6 of 9

2(e) CUSIP No.:

72766Q105

Item 3. If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e) ☒ An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);(4)

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g) ☒ A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);(5)

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j) ☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K).

(4)	With respect to Pershing Square.

(5)	With respect to PS Management and Mr. Ackman.

Item 4. Ownership

The information below is for each Reporting Person as of January 23, 2014.

(a) Amount beneficially owned:

As of January 23, 2014, each of the Reporting Persons may be deemed to have beneficially owned 33,333,332 Common Shares, consisting of 29,166,665 Common Shares and 12,500,001 warrants to purchase an additional 4,166,667 Common Shares of the Issuer.

CUSIP NO.	72766Q105	13G	Page 7 of 9

(b) Percent of class:

30.9%. The percentages used herein and in the balance of Item 4 and Item 6 are rounded to the nearest tenth and based on 103,576,300 Common Shares of the Issuer outstanding as of January 23, 2014, as reported in the Issuer’s Form S-4 filed on January 23, 2014, and assume the warrants beneficially owned by the Reporting Persons are exercised for Common Shares.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

None.

(ii) Shared power to vote or to direct the vote:

33,333,332 Common Shares.

(iii) Sole power to dispose or to direct the disposition of:

None.

(iv) Shared power to dispose or to direct the disposition of:

33,333,332 Common Shares.

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

The Pershing Square Funds have the right to receive dividends from, and the proceeds from the sale of, the securities of the Issuer beneficially owned by the Reporting Persons. Each of the Pershing Square Funds other than PSII owns Common Shares that comprise more than 5% of the outstanding Common Shares of the Issuer.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Exhibit B.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

CUSIP NO.	72766Q105	13G	Page 8 of 9

Item 10.	Certifications

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP NO.	72766Q105	13G	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 24, 2014

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

By:	PS Management GP, LLC, its General Partner

By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC

By:	/s/ William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman
William A. Ackman

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing, along with all other such undersigned, on behalf of the Reporting Persons (as defined in the joint filing), of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Platform Specialty Products Corporation, a Delaware corporation, and that this agreement be included as an exhibit to such joint filing. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Date: January 24, 2014

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

By:	PS Management GP, LLC, its General Partner

By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC

By:	/s/ William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman
William A. Ackman

EXHIBIT B

Item 7

Pershing Square is the relevant entity for which PS Management may be considered a parent holding company.

PS Management is the relevant entity for which Mr. Ackman may be considered a control person.

Pershing Square is an investment adviser registered under the Investment Advisers Act of 1940, as amended.